Press Release- SodaStream

SodaStream International Ltd.

Chief Financial Officer’s Commentary

First Quarter 2014

Revenue

Revenue was $118.2 million compared to $117.6 million in the first quarter 2013.

Western Europe revenue increased 17.4% to $62.5 million from $53.3 million; Americas’ revenue decreased 28.1% to $34.8 million from $48.3 million; Asia-Pacific revenue increased 27.8% to $11.9 million from $9.3 million and CEMEA revenue increased 34.0% to $9.0 million from $6.7 million in the first quarter 2013.

The following table sets forth each region’s contribution to total revenue and a comparison with the first quarter 2013 (in percentage):

Region	Portion of the revenue in three months ended		Revenue increase (decrease) between periods
	March 31, 2013	March 31, 2014
The Americas	41.1%	29.4%	(28.1%)
Western Europe	45.3%	52.9%	17.4%
Asia-Pacific	7.9%	10.1%	27.8%
Central & Eastern Europe, Middle East & Africa	5.7%	7.6%	34.0%
Total	100.0%	100.0%	0.5%

Revenue was positively driven by sales increase in all regions, offset by reduction in sell-in of soda makers and flavors in the Americas, mainly the U.S. The revenue increase in Western Europe came from Germany, Switzerland and Austria partially offset by France sales. Asia-Pacific’s revenue increase was mainly attributable to Australia and CEMEA’s revenue increase was mainly due to Czech Republic.

Soda maker unit sales decreased 22.2% to 604,000 from 776,000 in the first quarter 2013 mainly due to decrease in sell-in in the U.S., reflecting high inventory in retails. CO2 refill unit sales increased 22.4% to 5.8 million; and flavor unit sales increased 8.7% to 8.4 million.

Gross Margin

Gross margin in the quarter was 52.3% compared to 54.5% for the same period in 2013. The decline was primarily attributable to unfavorable changes in foreign currency exchange rates and increased share of higher-cost soda makers in the sales mix, which was partially offset by a higher share of CO2 refills in product mix.

Sales & Marketing

Sales and marketing expenses totaled $46.1 million, or 39.0% of revenue, compared to $38.9 million, or 33.0% of revenue for the first quarter 2013, mainly attributable to an increase in advertising and promotion expense.

Selling expenses within sales and marketing amounted to $24.8 million, or 20.9% of revenue, compared to $23.0 million or 19.5% of revenue in the first quarter 2013. Advertising and promotion expenses increased $5.5 million to $21.4 million, or 18.1% of revenue in the quarter, compared to $15.9 million or 13.5% of revenue in the first quarter 2013.

General & Administrative

General and administrative expenses for the first quarter 2014 were $13.4 million, or 11.3% of revenue, compared to $11.6 million, or 9.9% of revenue in the comparable period of last year. The increase was mainly due to additional expenses related to our newly acquired Italian distributer as well as additional infrastructure (mainly information technology systems) to support future growth.

Share-based compensation was $2.3 million compared to $2.4 million in the first quarter 2013.

Press Release- SodaStream

Operating Income

Operating income decreased 82.8% to $2.3 million, or 2.0% of revenue, compared to $13.6 million, or 11.6% of revenue in the first quarter 2013.

Tax Expense

Tax expense was $348,000 with effective tax rate of 16.4% compared to $1.3 million with effective tax rate of 9.7% in the first quarter 2013. The increase in the effective tax rate was primarily due to the geographical income before tax distribution and the difference in local tax rates.

Net Income

First quarter 2014 net income was $1.8 million, or $0.08 per diluted share, based on 21.3 million weighted shares outstanding compared to net income of $12.1 million, or $0.57 per diluted share, based on 21.2 million weighted shares outstanding in the first quarter 2013.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") had no material impact on revenue in the quarter compared to the first quarter 2013 as a favorable impact due to a 4% strengthening of the Euro against the U.S. dollar average rate in the quarter compared to the first quarter 2013 was offset by devaluation of other currencies, mainly the Australian dollar, the Canadian dollar and the South African Rand.

Approximately 61% of the quarter’s costs and expenses were in currencies other than the U.S. dollar, mainly the Israeli Shekel, which strengthened 6% and the Euro which strengthened 4% vs. their average rate in the first quarter 2013.

As a result, FX had a negative impact on the operating income of approximately $1.9 million.

Balance Sheet

As of March 31, 2014, the Company had cash and cash equivalents and bank deposits of $36.1 million compared to $40.9 million at December 31, 2013. The decrease is primarily attributable to the investment in our new production facility and increase in working capital. As of March 31, 2014, the Company had $24.0 million of bank debt mainly for financing the investment in our new production facility, compared to $15.5 million of bank debt as of December 31, 2013.

As of March 31, 2014, working capital increased by $5.0 million to $160.4 million from $155.4 million as of December 31, 2013. Inventories increased by $2.4 million to $143.1 million as of March 31, 2014 from $140.7 million as of December 31, 2013.

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